Exhibit 99.1

ReneSola Power Announces Second Quarter 2022 Financial Results

Stamford, CT, September 7, 2022 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced its unaudited financial results for the second quarter ended June 30, 2022. ReneSola Power's second quarter 2022 financial results and management commentary can be found by accessing the Company's shareholder letter on the quarterly results page of the Investor Relations section of ReneSola Power's website at: http://ir.renesolapower.com.

ReneSola Power will hold a conference call today to discuss results.

Conference Call Details

We will host a conference call today to discuss our second quarter 2022 business and financial results. The call is scheduled to begin at 5:00 p.m. U.S. Eastern Time on Wednesday, September 7, 2022 (5:00 a.m. China Standard Time on Thursday, September 8, 2022).

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BId0ee75eccaf2437a8ea3edc802522a73

Webcast:

https://edge.media-server.com/mmc/p/3i4aejba

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at https://ir.renesolapower.com/.

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer and operator. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries around the world, the business is spread across number of regions where the solar power project markets are growing rapidly and can sustain that growth due to improved clarity around government policies. The Company's strategy is to pursue high-margin project development opportunities in these profitable and growing markets; specifically, in the U.S. and Europe, where the Company has a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

IR@renesolapower.com

The Blueshirt Group

Mr. Yujia Zhai

+1 (860) 214-0809

yujia@blueshirtgroup.com